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SEC FILE NUMBER
8-70353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transitional Broker

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11650 S. State Street, Suite 200
(No. and Street)

Draper	UT	84020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David James	(801) 855-8886	dwjames@transitionalbroker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Road, Suite 206	Saint Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, David James, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transitional Broker, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRAD MYERS
Notary Public, State of Utah
Commission #727598
My Commission Expires
10/28/2026

Notary Public

Signature:

Title:
CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Transitional Broker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transitional Broker, LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Transitional Broker, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Transitional Broker, LLC's auditor since 2023.

Davila Advisory, LLC

Saint Louis, Missouri
March 26, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Transitional Broker, LLC
Statement of Financial Condition
December 31, 2023

ASSETS				
Current Assets				
MACU Checking	$	17,722		
MACU Savings		1		
Accounts Receivable		9,811		
Prepaid Expenses		6,140		
FINRA Flex-Funding		314		
Total Assets			$	33,988
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts Payable	$	3,088		
Audit Accrual		5,000		
Total Liabilities				8,088
Members' Equity				
Beginning Equity		29,311		
Additional Paid in Capital		10,000		
Net Loss		(13,411)		
Total Members' Equity				25,900
Total Liabilities & Members' Equity			$	33,988

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC

Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Variable Annuities	$	499,559
Mutual Fund Commission		9,713
12b1 (Trails)		72,936
Total Revenues		582,208
Expenses		
Adviser Commissions		506,144
Credit Loss		165
Bank Charges		257
Consulting		13,448
Contracting		23,400
Education		63
Insurance - Company		3,780
Licensing		813
Office Supplies		877
Postage		33
Regulatory		22,118
Rent		12,606
Software		11,278
Telephone		637
Total Expenses		595,619
Net Loss	($	13,411)

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from operating activities		
Net Loss	($	13,411)
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts Receivable		(9,627)
Prepaid Expenses		3,761
FINRA Flex-Funding		10
Accounts Payable		(269)
Total Adjustments		(6,125)
Net Cash used by Operations		(19,536)
Cash Flows from financing activities		
Proceeds From Additional Paid in Capital		10,000
Net cash provided by Financing		10,000
Net increase <decrease> in cash	$	(9,536)
Summary		
Cash Balance at End of Period	$	17,723
Cash Balance at Beg of Period		27,259
Net Increase <Decrease> in Cash	$	(9,536)

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2023

	Total Members' Equity
Balance at January 1, 2023	$29,311
Additional Paid in Capital	$10,000
Net Loss	(13,411)
Balance at December 31, 2023	$25,900

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Notes to Financial Statements
For the Year Ended December 31, 2023

1. Organization and Nature of Business
Organization

Transitional Broker, LLC (the "Company") is a limited liability company organized in the State of Utah. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and Pursuant to Rule 15c3-3(k)(1), the Company only does direct way variable annuity business.

2. Summary of Significant Accounting Policies
Basis of Presentation

The financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable Policy

Accounts receivables are carried at original invoice amount less an allowance for credit losses, if needed, based on a review of all outstanding amounts. Management determines the allowance for credit losses on an account-by-account basis. Receivables are written-off when deemed uncollectible. Recoveries of receivables previously written-off are recorded when received. No interest is charged on outstanding receivables. As of December 31, 2023, no allowance was recorded for credit losses.

FASB ASC 326-20 would require the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. While the Company's methodology differs from that provided in the standard, management feels that the adoption of FASB ASC 326-20 would produce substantially similar results.

Revenue Recognition

The Company follows ASC 606 when recognizing revenue. To recognize revenue the Company follows a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transactions price to the performance obligations in the contract, and (e) recognize revenue

when the entity satisfies the performance obligation. Revenues are from commissions on variable annuities including trail commissions. The revenues are recognized in the period the contract is completed. The company's performance obligations are met when the contract is complete, and commissions have been issued.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

During 2023 the Company had transactions with the following related parties, Lone Peak Investment Enterprise, and Lone Peak Advisers. There is an expense sharing agreement between these entities. The agreement is that the Company pays 15% of Rent, 8% of Phones, 10% of Office Supplies and a portion of the employee costs (10% of 3 employees). Expense share ended with Lone Peak Investment Enterprise October 31, 2023. Expense share agreement started with Lone Peak Advisers November 1st, 2023. Total expense share paid to Lone Peak Investment Enterprise in 2023 was $38,307. Total expense share paid to Lone Peak Advisers in 2023 was $10,524. At December 31, 2023, the company had an outstanding payable of $3,088 due to Lone Peak Advisers.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023 the Company had net capital of $9,634 which was $4,634 in excess of its required net capital of $5,000.

5. Contingencies and Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2023, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has no guarantee agreement in place.

7. Subsequent event disclosures

The company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Transitional Broker LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2023

Computation of Net Capital		
Member's Equity	$25,900	
Total Members Equity		25,900
Less Non-Allowable Assets		
Accounts Receivable	(9,812)	
Prepaid Expenses	(6,454)	
Total Non-Allowable Assets		(16,266)
Net Capital Before Haircuts		9,634
Total Haircuts		0
Net Capital		9,634

Computation of Net Capital Requirements

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of 8.088)	539
2.	Minimum net capital requirement of the company	5,000
3.	Net Capital requirement (greater of 1 or 2 above)	5,000
4.	Excess net capital (net capital less line 3)	4,634
5.	Net capital less, greater of 10% of total aggregate indebtedness or 120% of line3	3,634
6.	Percentage of aggregate indebtedness of net capital	83.95%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Transitional Broker LLC
Schedule II & III – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2023

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Transitional Broker, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Transitional Broker, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provision) and (2) The Company stated that Transitional Broker, LLC met the identified exemption provision throughout the most recent fiscal year without exemption. Transitional Broker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Transitional Broker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
March 26, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

TRANSITIONAL
BROKER
Building A Path to A Fiduciary Future

11650 S State St, #200
Draper, UT. 84020
(385) 257-1983
info@transitionalbroker.com
www.transitionalbroker.com

Assertions Regarding Exemption Provisions

I, as a member of management of Transitional Broker, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operatingunder the exemption provided by Rule 15c3-3(k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ending December 31, 2023.

Transitional Broker, LLC

By:

David James, Chief Compliance Officer